OMB APPROVAL

OMB Number:
3235-0145
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Expires:
December 31, 2005

Estimated average burden

hours per response	11
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*
American Equity Investment Life Holding Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)

025676206

(CUSIP Number)
December 03, 2003
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.
025676206


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
FBL Financial Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)
x

3.	SEC Use Only


4.	Citizenship or Place of Organization
Iowa

Number of
Shares Bene-
ficially
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
3,462,615



6.	Shared Voting Power
0



7.	Sole Dispositive Power
5,520,277



8.	Shared Dispositive Power
0


9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,520,277
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
15.5%

12.	Type of Reporting Person (See Instructions)
HC









Item 1.
(a) Name of Issuer The name of the issuer is American Equity Investment Life Holding Company (the "Company")
(b) Address of Issuer's Principal Executive Offices The Company's principal executive offices are located at 5000 Westown Parkway, Suite 440, West Des Moines, IA 50266
Item 2.
(a) Name of Person Filing  This statement is filed by FBL Financial Group,
Inc., an Iowa Corporation that is the parent holding company of Farm Bureau
Life Insurance Company, an Iowa Corporation, that is the owner of record of the securities described in this filing.
(b) Address of Principal Business Office or, if none, Residence  5400
University Avenue, West Des Moines, IA 50266
(c) Citizenship  Iowa
(d) Title of Class of Securities  Common Stock
(e) CUSIP Number  025676206
Item 3.   If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
 or (c), check whether the person filing is a:
(a) 	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) 	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
 78c).
(d) Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) X A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3).
(j) 	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.   Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The percentages used in this Item 4 are calculated based upon 35,294,000 shares of Common Stock issued and outstanding as of December 30, 2003, which includes 33,294,000 shares of Common Stock issued and outstanding as of December 3, 2003, as reported on Bloomberg as of that date, and 2,000,000 shares issued upon exercise of an underwriters' overallotment option, as reported in a current report dated December 30, 2003.
(a) Amount beneficially owned:   Directly owned, 3,462,615 share; indirectly
owned, 1,779,885 shares which are held in a voting trust expiring in 2007, the voting trustees of which are three members of Company's management (the trustees disclaim beneficial ownership of the shares); also indirectly owned,
 277,777 shares of Common Stock available upon conversion of 75,000 shares of Company's 8% convertible trust preferred securities. Total owned directly and indirectly, 5,520,277.
(b) Percent of class:  15.5%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,462,615.
(ii) Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 5,520,277.
(iv) Shared power to dispose or to direct the disposition of 0.
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .
Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.   See attached
Exhibit 1.
Item 8. Identification and Classification of Members of the Group.  Not
Applicable
Item 9. Notice of Dissolution of Group.  Not Applicable
Item 10.   Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2004			FBL FINANCIAL GROUP, INC.

				       By: /S/____James W. Noyce
	James W. Noyce, CFO


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1




Identification and Classification of the subsidiary which acquired the security being reported on by the Parent Holding Company

Identification: Farm Bureau Life Insurance Company

Classification:  IC






SEC 1745 (12-02)